UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

OCEAN SHORE HOLDING CO.
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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
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(Title of Class of Securities)

67501R103
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(CUSIP Number)

December 31, 2010
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to  which this Schedule
13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  67501R103
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(1)   Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
      (entities only):

                   Tyndall Capital Partners, L.P.       13-3594570

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(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)
         (a)  [ ]                           (b) [ ]
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(3)   SEC Use Only
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(4)   Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned
   Each Reporting Person With by    (5) Sole Voting Power:                  324,000*
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                                              (6) Shared Voting Power:                        0
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                                              (7) Sole Dispositive Power:         324,000*
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                                              (8) Shared Dispositive Power:               0
                                                ------------------------------------
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:     324,000*
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(10)  Check if  the  Aggregate Amount  in  Row  (9) Excludes Certain Shares (See
      Instructions):    N/A
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(11)  Percent of Class Represented by Amount in Row (9):   4.4%*
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(12)  Type of Reporting Person (See Instructions):  PN
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*Based on the information set forth in the Form 10-Q of Ocean Shore Holding Co. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2010, there are approximately 7,296,904 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), currently issued and outstanding.  As of December 31, 2010, 223,621 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 100,379 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional").  Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.

Item 1(a)                                Name Of Issuer: Ocean Shore Holding Co.

Item 1(b)                                Address of Issuer's Principal Executive Offices:
                  1001 Asbury Avenue
                  Ocean City, New Jersey 08226

Item 2(a)                                Name of Person Filing:
                          Tyndall Capital Partners, L.P.

Item 2(b)                                Address of Principal Business Office or, if None, Residence:
                                    599 Lexington Avenue, Suite 4100, New York, New York  10022

Item 2(c)                                Citizenship:
      Delaware

Item 2(d)                                Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)                                CUSIP No.: 67501R103

Item 3.         If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

                                        Not Applicable.

Item 4.                                Ownership.

     (a)                                Amount Beneficially Owned (as of December 31, 2010):  324,000*

     (b)                                Percent of Class (as of December 31, 2010):4.4%*

     (c)                                Number of Shares as to which such person has:

                     (i)            sole power to vote or to direct the vote:                          324,000*

                    (ii)            shared power to vote or to direct the vote:                                0

                   (iii)            sole power to dispose or to direct the disposition of:   324,000*

                    (iv)          shared power to dispose or to direct the disposition of:          0

*Based on the information set forth in the Form 10-Q of Ocean Shore Holding Co. (the “Company”) as filed with the Securities and Exchange Commission on November 5, 2010, there are approximately 7,296,904 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), currently issued and outstanding.  As of December 31, 2010, 223,621 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 100,379 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional").  Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.

Item 5.                                Ownership of Five Percent or Less of a Class

☑

Item 6.                                Ownership of More Than Five Percent on Behalf of Another Person

                                    Not Applicable.

Item 7.                                Identification and Classification of the Subsidiary Which Acquired the
    Security Being Reported on by the Parent Holding Company or Control Person

                                    Not Applicable.

Item 8.                                Identification and Classification of Members of the Group

                                    Not Applicable.

Item 9.                                Notice of Dissolution of Group

                                    Not Applicable.

Item 10.                                Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

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SIGNATURE
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     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

TYNDALL CAPITAL PARTNERS, L.P.

By:  JEFFREY MANAGEMENT, LLC,
        its general partner

By: /s/ Jeffrey S. Halis
      Jeffrey S. Halis
      Manager

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)